

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2018

William J. Newell
Chief Executive Officer
Sutro Biopharma, Inc.
310 Utah Avenue, Suite 150
South San Francisco, CA 94080

> **Re: Sutro Biopharma, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 10, 2018**
> **CIK No. 0001382101**

Dear Mr. Newell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2018 letter.

Our Pipeline, page 2

1.   We note your response to our prior comment 3, and we reissue in part:

- We do not object to a discussion of each program below the table or in the business section, but research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table. Please limit your table to products that are at least in the preclinical stage of development.

- For products in such preclinical stage of development that you retain, please clarify the indication intended to be pursued for each program more specifically than "oncology," or disclose why such indication is not material.

<u>Merck KGaA, Darmstadt, Germany Collaboration, page 115</u>

2.   We note your response to prior comment 10. Please revise to disclose the information included in your response addressing the expiration terms of the MDA agreement, including that the term of the MDA Agreement is based on the later of the expiration of the patents covering products licensed under the MDA Agreement or ten years after the first commercial sale of a product covered under the MDA Agreement.

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: Rob Freedman, Esq.
        Fenwick & West LLP